Option Care, Inc.

485 Half Day Road, Suite 300

Buffalo Grove, Illinois 60089

January 29, 2007

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Option Care, Inc.
Registration Statement on Form S-3
Registration No. 333-139285

Ladies and Gentlemen:

On behalf of Option Care, Inc. (the “Company”), the undersigned respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement (the “Registration Statement”) to January 30, 2007 at 4:30 p.m. or as soon thereafter as practicable.

In connection herewith, the Company hereby acknowledges the following:

1.

Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.

2.

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

3.	The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Option Care, Inc.

/s/ Joseph Bonaccorsi
By: Joseph Bonaccorsi
Title: Secretary